CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS UNAUDITED

For the three and nine months ended September 30, 2018 and 2017

ASANKO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30 , 2018 AND 2017
(In thousands of United States Dollars, except dollar per share amounts)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2018	2017	2018	2017
	Note	$	$	$	$
			Note 2(d)		Note2 (d)

Revenue	5	30,665	63,714	161,918	193,436

Cost of sales:
Production costs	6	(20,189)	(24,818)	(79,008)	(87,316)
Depreciation and depletion	14	(11,651)	(17,810)	(41,944)	(48,967)
Royalties		(1,533)	(3,186)	(8,096)	(9,672)
Total cost of sales		(33,373)	(45,814)	(129,048)	(145,955)

Income (loss) from mine operations		(2,708)	17,900	32,870	47,481

Share of net earnings related to joint venture	20	256	-	256	-
Exploration and evaluation expenditures		(419)	(197)	(2,333)	(463)
General and administrative expenses	7	(2,129)	(3,259)	(7,685)	(9,447)

Income (loss) from operations and joint venture		(5,000)	14,444	23,108	37,571

Recovery (loss) due to loss of control of subsidiaries	4	1,293	-	(143,261)	-
Finance income	13	2,692	266	3,025	559
Finance expense	8	(6)	(5,072)	(10,733)	(13,772)
Foreign exchange gain (loss)		(83)	(961)	32	(1,490)
Income (loss) before income taxes		(1,104)	8,677	(127,829)	22,868

Current income tax expense	9	(121)	-	(1,087)	-
Deferred income tax expense	9	-	(3,671)	(11,430)	(9,047)
Net income (loss) and comprehensive income (loss) for the period		(1,225)	5,006	(140,346)	13,821

Net income (loss) attributable to:
Common share holders of the Company		(347)	4,154	(140,505)	12,467
Non-controlling interest	10	(878)	852	159	1,354
Net income (loss) for the period		(1,225)	5,006	(140,346)	13,821

Earnings (loss) per share attributable to common share holders:
Basic		(0.00)	0.02	(0.64)	0.06
Diluted		(0.00)	0.02	(0.64)	0.06

Weighted average number of shares outstanding:
Basic	11	225,804,614	203,449,957	218,189,291	203,293,733
Diluted	11	225,804,614	203,449,957	218,189,291	206,261,846

Gold Fields transaction	1
Commitments and contingencies	18

The Accompanying notes form an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors:

“Peter Breese”	“Marcelde Groot”
Director	Director

ASANKO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2018 AND DECEMBER 31, 2017
(In thousands of United states Dollars)

		September 30, 2018	December 31, 2017
	Note	$	$
Assets			Note2(d)
Current assets
Cash and cash equivalents		14,250	49,330
Receivables		147	2,125
Receivable due from related party	12	1,203
Inventories	20	-	33,887
Prepaid expenses and deposits		261	3,468
VAT receivable	20	-	5,070
		15,861	93,880
Non-current assets
Inventories	20	-	2,245
Reclamation deposit	20	-	1,837
Preferred shares	13	170,864	-
Interest in Joint Venture	20	127,570	-
Exploration and evaluation assets		-	13,085
Mineral properties, plant and equipment	14	106	597,738
		298,540	614,905
Total assets		314,401	708,785

Liabilities
Current liabilities
Accounts payable and accrued liabilities		4,696	47,916
Current portion of long-term debt	15	-	36,451
		4,696	84,367
Non current liabilities
Long-term debt	15	-	119,240
Long-term incentive plan liability	17(b)	165	-
Asset retirement provisions		-	30,790
Deferred income tax liability	9	-	41,781
		165	191,811
Total liabilities		4,861	276,178

Equity
Common shareholders' equity
Share capital	16	578,853	561,441
Equity reserves	17	49,092	48,326
Accumulated deficit		(318,405)	(177,900)
Total common shareholders' equity		309,540	431,867
Non-controlling interest	10	-	740
Total equity		309,540	432,607

Total liabilities and equity		314,401	708,785

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(In thousands of United States Dollars, except for number of common shares)

						Non-
		Number of	Share capital	Equity	Accumulated	controlling	Total equity
		shares		reserves	deficit	interest
	Note		$	$	$	$	$
					Note 2(d)	Note 2(d)
Balance as at December 31, 2016		201,829,207	556,256	46,613	(183,676)	203	419,396
Issuance of common shares for:
Exercise of share-based options	17(a)	1,620,750	5,185	(1,613)	-	-	3,572
Share-based payments	17(a)	-	-	2,967		-	2,967
Net income and comprehensive income for the period		-	-	-	12,467	1,354	13,821
Balance as at September 30, 2017		203,449,957	561,441	47,967	(171,209)	1,557	439,756

Balance as at December 31, 2017		203,449,957	561,441	48,326	(177,900)	740	432,607
Issuance of common shares for:
Private placement, net of share issuance costs	16(c)	22,354,657	17,412	-	-		17,412
Share-based payments	17(a)	-	-	766	-	-	766
Net loss and comprehensive loss for the period		-	-	-	(140,505)	159	(140,346)
Derecognition of non-controlling interest on loss of control	4	-	-	-	-	(899)	(899)
Balance as at September 30, 2018		225,804,614	578,853	49,092	(318,405)	-	309,540

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKOGOLDINC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(In thousands of United States Dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2018	2017	2018	2017
	Note	$	$	$	$
			Note2(d)		Note2(d)
Operating activities:
Net (loss) income for the period		(1,225)	5,006	(140,346)	13,821
Adjustments for:
Loss (recovery) due to loss of control of subsidiaries	4	(1,293)	-	143,261	-
Share of net earnings related to joint venture	20	(256)	-	(256)	-
Depreciation and depletion	14	11,662	17,821	41,978	49,000
Finance expense	8	6	5,072	10,733	13,772
Deferred income tax expense	9	-	3,671	11,430	9,047
Interest and other income		(2,692)	(266)	(3,025)	(559)
Share-based payments	17(a),17(b)	337	543	1,307	2,423
Unrealized foreign exchange loss (gain)		(638)	(122)	(29)	(337)
Operating cash flow before working capital changes		5,901	31,725	65,053	87,167
Change in non-cash working capital	19	(3,023)	8,979	(29,720)	1,664
Cash provided by operating activities		2,878	40,704	35,333	88,831

Investing activities:
Expenditures on mineral properties, plant and equipment	14	(4,304)	(31,955)	(53,921)	(81,718)
Gold Fields investment in joint venture	4	165,000	-	165,000	-
Joint venture transaction costs paid	4	(2,651)	-	(2,782)	-
Interest received		76	165	365	346
Cash provided by (used in) in investing activities		158,121	(31,790)	108,662	(81,372)

Financing activities:
Shares issued for cash, net of share issuance costs	16(b)	-	-	17,412	3,572
Repayment of long-term debt	15	(163,754)	-	(163,754)	-
Interest and associated with holding tax paid	15	(1,138)	(3,054)	(8,299)	(10,074)
Cash used in financing activities		(164,892)	(3,054)	(154,641)	(6,502)

Impact of foreign exchange on cash and cash equivalents		71	67	(66)	213

Change in cash and cash equivalents during the period		(3,822)	5,927	(10,712)	1,170
Cash and cash equivalents, beginning of period		42,440	54,918	49,330	59,675
		38,618	60,845	38,618	60,845
Less cash and cash equivalents held in joint venture, end of period	4	(24,368)	-	(24,368)	-
Cash and cash equivalents excluding joint venture, end of period		14,250	60,845	14,250	60,845

Supplemental cash flow information	19

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

1.	Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia, Canada, with its head office, principal address and registered and records office located at 1066 West Hastings Street, Suite 680, Vancouver, British Columbia, V6E 3X2, Canada.

The Company’s principal business activity is the exploration and development of mineral property interests and operation of the Asanko Gold Mine (“AGM”) through a 50:50 joint venture arrangement (the “JV”) associated with the Company’s previously held 90% economic interest in the AGM (see Gold Fields Transaction below). The Government of Ghana has a 10% free-carried interest in the AGM. The AGM consists of two neighboring gold projects, the Obotan Project and the Esaase Project, both located in the Amansie West District of the Republic of Ghana (“Ghana”), West Africa.

In addition to its interest in the AGM, the Company’s interest in the JV also includes a 50% interest in a portfolio of other Ghanaian gold concessions in various stages of exploration.

Gold Fields Transaction

On March 29, 2018, the Company entered into certain definitive agreements (the “JV Transaction”) with a subsidiary of Gold Fields Limited (“Gold Fields”) pursuant to which, among other things:

•	the Company and Gold Fields will each own a 45% economic interest in Asanko Gold Ghana Limited (“AGGL”), Asanko subsidiary that currently owns the AGM, with the Government of Ghana continuing to retain a 10% free-carried interest in AGGL;

•	the Company and Gold Fields will each own a 50% interest in Adansi Gold Company Ghana Limited (“Adansi Ghana”) ,the Asanko subsidiary that currently owns a number of the Company’s exploration licenses; and

•	the Company and Gold Fields will each acquire a 50% interest in a newly formed entity (“JV Finco”).

On June 20, 2018, the Company received approval of the JV Transaction from the Ghanaian Minister of Lands and Natural Resources and the JV Transaction closed on July 31, 2018 (note 4).

Concurrent with the closing of the JV Transaction, AGGL used the consideration received from the JV Transaction to repay in full all outstanding principal and accrued interest ($163.8 million) owing to Red Kite (see note 15). There were no early repayment penalties associated with the Red Kite debt. Red Kite’s gold offtake agreement remains in effect until all outstanding ounces have been delivered to Red Kite or AGGL elects to terminate the offtake and pay the associated fee.

In addition to the $185.0 million consideration (note 4), Gold Fields purchased a 9.9% interest in the common shares of the Company via a private placement on April 4, 2018. Gold Fields purchased 22,354,657 common shares of the Company at $0.79 per common share, equal to the 5-day volume-weighted average price as of market close on March 27, 2018, for gross proceeds of $17.6 million (see note 16(c)).

In connection with the JV Transaction, the Company finalized the terms of the associated Joint Venture Agreement (the “JVA”) that governs the management of the JV, in July 2018. Under the terms of the JVA, the Company remains the manager and operator of the JV and receives an arm’s length fee for services rendered to the JV of $6.0 million per annum. A management committee has been formed, with equal representation from both Asanko and Gold Fields, to govern the operating and development activities of the JV.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

1.	Nature of operations (continued)

The JVA therefore established joint control of the JV and the Company no longer retains control of the AGM and associated properties (see notes 4 and 20). As the JV is structured within the legal entities of AGGL and Adansi Ghana, the JV represents a joint venture as defined under IFRS 11 – Joint Arrangements, and the Company commenced equity accounting for its interest in the JV effective July 31, 2018, the date on which the JV Transaction was completed. At this date, the Company derecognized all the assets and liabilities of its former Ghanaian subsidiaries, as well as the carrying amount of previously recognized non controlling interests in AGGL.

Concurrent with the closing of the JV Transaction, the Company recognized the fair value of the consideration received from Gold Fields, as well as the fair value of the investment that the Company retained in the JV. Based on the fair value of the Company’s retained interest in the JV, the Company recognized a loss associated with the loss of control of AGGL and Adansi Ghana (see note 4).

2.	Basis of presentation

(a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017.

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2017, except as disclosed in notes 2(c) and 2(d).

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors on November 6, 2018.

(b)	Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis, except for financial instruments carried at fair value.

Certain prior period numbers have been reclassified in order to conform to current period presentation.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These condensed consolidated interim financial statements incorporate the financial information of the Company and its subsidiaries as at September 30, 2018. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

2.	Basis of presentation (continued)

The principal subsidiaries and joint arrangements to which the Company is a party, as well as their geographic locations, were as follows as at September 30, 2018:

			Classification and accounting
Subsidiary name	Location	Interest	method
Asanko Gold South Africa (PTY) Ltd.	South Africa	100%	Consolidated
Asanko International (Barbados) Inc.	Barbados	100%	Consolidated
Asanko Gold (Barbados) Inc.	Barbados	100%	Consolidated
Asanko Gold Ghana Limited	Ghana	45%	Joint venture; equity method
Adansi Gold Company (GH) Limited	Ghana	50%	Joint venture; equity method
Asanko Gold Exploration Ghana Limited	Ghana	50%	Joint venture; equity method
Shika Group Finance Limited	Isle of Man	50%	Joint venture; equity method

These condensed consolidated interim financial statements include all revenue and expenses of AGGL and Adansi Ghana for the period January 1, 2018 to July 31, 2018, being the period during which the Company had control of these subsidiaries.

In July 2018, the Company amalgamated PMI Gold Corporation with Asanko Gold Inc. to simplify the Company’s corporate structure. The assets, liabilities and expenses of PMI Gold Corporation for the period prior to amalgamation have been consolidated in these interim financial statements.

(c)	Investments in joint arrangements

The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and decisions about the activities that significantly affect the returns of the investee require unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor's rights and obligations in the arrangement.

In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee and in a joint venture, the investors have rights to the net assets of the joint arrangement. For a joint operation, the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company accounts for its investment in the joint arrangement using the equity method.

Under the equity method, the Company’s investment in a joint venture is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of net earnings or losses of the joint venture, after any adjustments necessary for impairment losses after the initial recognition date. The total carrying amount of the Company's investment in a joint venture also includes any long-term debt interests which in substance form part of the Company's net investment. The Company’s share of a joint venture losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture. The Company's share of net earnings or losses of a joint venture are recognized in net earnings during the period. Dividends and repayment of capital received from a joint venture are accounted for as a reduction in the carrying amount of the Company’s investment. Intercompany balances between the Company and its joint ventures are not eliminated.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

2.	Basis of presentation (continued)

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in a joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the joint venture’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value-in-use. If the recoverable amount of an investment is less than the carrying amount, the carrying amount is reduced to its recoverable amount and a corresponding impairment loss is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of the recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

Similar to the assessment of impairment for subsidiaries, the Company reviews the mining properties and plant and equipment for a joint operation at the cash-generating unit level to determine whether there is any indication that these assets are impaired.

(d)	Accounting standards adopted during the period

The Company adopted the following new IFRS standards effective January 1, 2018. The nature and impact of each new standard on the Company’s current period financial statements, and prior period comparatives, if any, are outlined below. Adoption of these standards were made in accordance with the applicable transitional provisions.

Several other new standards and amendments came into effect on January 1, 2018; however, they did not impact the Company’s condensed consolidated interim financial statements.

Revenue recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer.

The adoption of IFRS 15, applied retrospectively, did not have a significant impact on the recognition or measurement of the Company’s revenue from its customer.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

2.	Basis of presentation (continued)

In March 2017, the IASB provided an update, clarifying how IFRS 9 is to be applied to modifications of financial liabilities. During the second quarter of 2016, the Company had amended its a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”) (see note 15). The amendment resulted in a deferral of the repayment of principal for a two-year period, with principal repayments having been agreed to commence on July 1, 2018. Under IAS 39, the amendment was considered to represent a modification of the previous DSFA. A deferral fee of $3.3 million was paid, deferred to the loan balance, and amortized along with previously deferred debt financing costs over the remaining life of the DSFA based on a revised effective interest rate of 10.9% .

Under the provisions of IFRS 9, the modification of the DFSA in Q2 2016 required the Company to retrospectively recalculate the amortized cost of the modified contractual cash flows with the resulting gain or loss recognized in the consolidated Statement of Operations and Comprehensive Income as of Q2 2016. The gain or loss is calculated as the difference between the original contractual cash flows and the modified contractual cash flows discounted at the effective interest rate of the original financial liability as a result of the application of IFRS 9. The Company recognized a $3.2 million gain on modification of the DFSA as of Q2 2016.

The adoption of IFRS 9, applied retrospectively, had the following effect on the Statement of Financial Position as at January 1, 2017 and December 31, 2017 and on the Statement of Operations and Comprehensive Income (Loss) for the three and nine months ended September 30, 2017.

As at January 1, 2017

	As reported at	Effect of adoption	As at
	December 31, 2016	of IFRS 9	January 1, 2017
Statement of Financial Position
Non-current portion of long-term debt	$154,503	$(2,971)	$151,532
Accumulated deficit	(186,444)	2,768	(183,676)
Non-controlling interest	-	203	203

As at December 31, 2017

	As reported at	Effect of adoption	As at
	December 31, 2017	of IFRS 9	December 31, 2017
Statement of Financial Position
Non-current portion of long-term debt	$121,877	$(2,637)	$119,240
Deficit	(180,367)	2,467	(177,900)
Non-controlling interest	570	170	740

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

2.	Basis of presentation (continued)

Three months ended September 30, 2017

	As reported for		Post IFRS9
	three months ended	Effect of adoption	Three months ended
	September 30, 2017	of IFRS 9	September 30, 2017

Statement of Operations and Comprehensive Income (Loss)
Finance expense	$(4,477)	$(595)	$(5,072)

Net income attributable to:
Common shareholders of the Company	4,689	(535)	4,154
Non-controlling interest	912	(60)	852

Nine months ended September 30, 2017

	As reported for		Post IFRS 9
	nine months ended	Effect of adoption	Nine months ended
	September 30, 2017	of IFRS 9	September 30, 2017

Statement of Operations and Comprehensive Income (Loss)
Finance expense	$(12,971)	$(801)	$(13,772)

Net income attributable to:
Common shareholders of the Company	13,188	(721)	12,467
Non-controlling interest	1,434	(80)	1,354

Share-based payments

Amendments to IFRS 2 – Share-based Payments (“IFRS 2”) clarified guidance on how to measure the fair value of the liability incurred in a cash-settled share-based payment. Previously, IFRS 2 did not include guidance on this subject matter and, therefore, diversity in practice existed between measuring the liability using the same approach as for equity-settled awards and using full fair value.

The amendments clarify that a cash-settled share-based payment is measured using the same approach as for equity-settled share-based payments (i.e. the modified grant date method). Therefore, in measuring the liability, market and non-vesting conditions are taken into account in measuring the fair value, and the number of awards to receive cash is adjusted to reflect the best estimate of those expected to vest as a result of satisfying service and any non-market performance conditions. The new requirements do not change the cumulative amount of expense that is ultimately recognized because the total consideration for a cash-settled share-based payment is still equal to the cash paid on settlement.

These amendments were effective January 1, 2018, but had no impact on the Company’s historic consolidated financial statements as the Company granted cash-settled share-based payments for the first time on February 6, 2018 (note 17(b)).

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

2.	Basis of presentation (continued)

(e)	Accounting standards and amendments issued but not yet adopted

The following standards and interpretations have been issued but are not yet effective as of September 30, 2018.

Leases

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company expects that the adoption of the final standard will not have a material impact on the consolidated primary statements of the Company, and will only impact the disclosures that the Company is required to include under IFRS12 – Disclosure of interest in other entities.

3.	Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in note 5 of the audited annual consolidated financial statements for the year ended December 31, 2017, as well as in note 13 of these condensed consolidated interim financial statements.

4.	Joint venture transaction

On July 31, 2018, the Company completed the JV Transaction to sell 50% of Asanko’s 90% interest in the AGM and associated properties (see note 1). In conjunction with closing of the JV Transaction, the Company contributed its intercompany loans receivable from AGGL and Adansi Ghana ($454.4 million) to JV Finco. Of the Company’s contribution, $204.9 million has been capitalized into redeemable preference shares in JV Finco, with the balance being converted to equity in JV Finco. Additionally, the Company contributed another $5.0 million of cash as part of its equity investment in JV Finco, bringing its total equity investment in JV Finco to $254.5 million.

In consideration for its interests in the JV, Gold Fields:

•	contributed $165.0 million, representing its initial $164.9 million redeemable share investment in JV Finco, as well as its initial $0.1 million equity investments in AGGL, Adansi Ghana and JV Finco, respectively; and
•

will contribute an additional $20.0 million redeemable share investment to JV Finco based on an agreed Esaase development milestone, but in any event by no later than December 31, 2019. Once this contribution is received by JV Finco, it is to be repaid immediately to the Company as a redemption of $20.0 million of the redeemable preference shares held by the Company.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

4.	Joint venture transaction (continued)

Upon closing of the JV Transaction, the Company derecognized the carrying amounts of the net assets of AGGL and Adansi Ghana, as well as the carrying amount of previously recognized non controlling interests in AGGL, and recognized the fair value of the Company's interest in the JV (see notes 1 and 13),

An initial post-tax loss of $144.6 million was recognized on re-measurement of the disposal group at fair value less cost of disposal during the quarter ended June 30, 2018. As at July 31, 2018, the loss associated with the loss of control of the Company' former Ghanaian subsidiaries of $143.3 million was determined as follows:

July 31, 2018
$

Fair value of interest retained
Fair value of financial assets (note 13)	168,081
Fair value of equity interest in JV	127,314
295,395
Less net assets derecognized
Cash and cash equivalents	24,368
Receivables	6,356
Inventories	63,460
Prepaid expenses and deposits	3,274
VAT receivable	9,672
Reclamation deposit	1,851
Exploration and evaluation assets	13,085
Mineral properties, plant and equipment	602,989
Accounts payable and accrued liabilities	(47,269)
Financial liabilities	(165,000)
Long-term incentive plan liability	(64)
Asset retirement provisions	(31,217)
Deferred income tax liability	(53,211)
Non controllingi nterest	(899)
427,395
(132,000)
Accelerated accretion on long-term debt (note 15)	(6,226)
Transaction costs directly related to JV Transaction	(5,035)
Loss associated with loss of control of former Ghanaian subsidiaries	(143,261)

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

4.	Joint venture transaction (continued)

The loss associated with the loss of control has been allocated to the following assets and liabilities of the disposal group as at the date of the closing of the JV Transaction:

$
Mineral properties, plant and equipment	(185,211)
Deferred income tax liability	53,211
(132,000)
Accelerated accretion on long-term debt (note 15)	(6,226)
Transaction costs directly related to JV Transaction	(5,035)
Loss associated with loss of control of former Ghanaian subsidiaries	(143,261)

5.	Revenue

From January 1, 2018 to July 31, 2018, the period during which the Company controlled the AGM, the Company sold 25,003 and 125,687 ounces of gold during the one and seven months, respectively, then ended. All gold ounces were sold to Red Kite in accordance with an Offtake Agreement (note 20) (three and nine months ended September 30, 2017 – 50,241 and 156,519 ounces, respectively).

During the one and seven months ended July 31, 2018, respectively, revenue included $0.1 million and $0.5 million relating to by-product silver sales (three and nine months ended September 30, 2017 - $0.2 million and $0.6 million, respectively).

6.	Production costs by nature

The following is a summary of production costs incurred by the Company during the periods that it controlled the AGM, being the one and seven months ended July 31, 2018 and the three and nine months ended September 30, 2017. The table below therefore includes the results for the AGM from from January 1, 2018 to July 31, 2018, but does not include the results of the AGM from August 1, 2018 to September 30, 2018.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Raw materials and consumables	3,608	9,057	30,401	33,469
Salary and employee benefits	1,926	6,408	12,782	16,298
Contractors (net of deferred stripping costs (note14(b))	12,393	11,577	47,929	35,566
Change in stockpile, gold-in-process and gold dore inventories	1,621	(1,941)	(15,934)	(1,237)
Insurance, government fees, permits and other	641	(541)	3,473	2,061
Share-based payments	-	258	357	1,159
Total production costs	20,189	24,818	79,008	87,316

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

7.	General and administrative expenses

The following is a summary of general and administrative expenses incurred during the three and nine months ended September 30, 2018 and 2017. Note that the table below includes the results for the AGM from January 1, 2018 to July 31, 2018, being the period during which the Company controlled the AGM, but does not include the results of the AGM from August 1, 2018 to September 30, 2018.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Wages, benefits and consulting	1,667	2,038	4,413	4,615
Office, rent and administration	346	364	1,138	999
Professional and legal	329	431	1,104	1,193
Share based payments	337	286	920	1,267
Travel, marketing, investor relations and regulatory	216	125	851	1,333
Service fee for operating Asanko Gold Mine JV	(1,000)	-	(1,000)	-
Withholding tax on JV service fee	225	-	225	-
Other	9	15	34	40
Total	2,129	3,259	7,685	9,447

As disclosed in note 1, in accordance with the JVA, the Company remains operator of the AGM and in consideration for operating the mine receives an annual $6.0 million service fee from Gold Fields. The service fee earned since the closing of the JV Transaction has been recognized as credit to general and administrative expenses in the Statement of Operations and Comprehensive Income (Loss) along with associated withholding taxes payable in Ghana.

8.	Finance expense

The following is a summary of finance expenses incurred during the three and nine months ended September 30, 2018 and 2017. The adoption of IFRS 9 on January 1, 2018 impacted the comparative period disclosures in the table below – refer to note 2(d). Note that the table below includes the results for the AGM from January 1, 2018 to July 31, 2018, being the period during which the Company controlled the AGM, but does not include the results of the AGM from August 1, 2018 to September 30, 2018.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Interest charges on Red Kite loan and associated withholding taxes (Note15)	311	(4,910)	(9,987)	(13,288)
Accretion charges on asset retirement provisions	-	(162)	(429)	(484)
Other	(317)	-	(317)	-
Total	(6)	(5,072)	(10,733)	(13,772)

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

9.	Income tax

For the period January 1, 2018 to July 31, 2018, the period during which the Company controlled the AGM, deferred tax expense of $nil and $11.4 million was recognized for the one and seven months ended July 31, 2018, respectively. The deferred income tax expense arose due to timing differences with respect to tax and accounting depreciation on the AGM’s mineral properties, plant and equipment. During the three and nine months ended September 30, 2017, the Company recognized deferred tax expense of $3.7 million and $9.0 million, respectively.

During the seven months ended July 31, 2018, the Company also recognized a $53.2 million deferred tax recovery resulting from the remeasurement of the Company’s Ghanaian subsidiaries to fair value less cost of disposal (see note 4). The deferred tax recovery is presented as part of the loss associated with the loss of control in the Statement of Operations and Comprehensive Income (Loss).

No deferred tax expense has been recognized in these interim financial statements for the period August 1, 2018 to September 30, 2018.

10.	Non-controlling interest

$
Note2(d)
Balance, December 31 ,2016	203
Net earnings attributable on non-controlling interest	537
Balance, December 31, 2017	740
Net earnings attributable to non-controlling interest	159
Derecognition due to loss of control	(899)
Balance, September 30, 2018	-

The non-controlling interest related to the Government of Ghana’s 10% free-carried interest in the net earnings of Asanko Ghana; accordingly, the Company derecognized the non-controlling interest from its Statement of Financial Position upon closing of the JV Transaction.

For the period January 1, 2018 to July 31, 2018, the period during which the Company controlled the AGM, the Company allocated $0.9 million of AGGL’s net loss and $0.2 million of AGGL’s net earnings to the non-controlling interest for the one and seven months ended July 31, 2018, respectively (three and nine months ended September 30, 2017 – $0.9 million and $1.4 million of net earnings, respectively).

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

11.	Earnings (loss) per share attributable to common shareholders

For the three and nine months ended September 30, 2018, the calculation of basic and diluted earnings per share is based on the following data:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Earnings ($)
Net income (loss) attributable to common shareholders	(347)	4,154	(140,505)	12,467

Number of shares
Weighted average number of ordinary shares-basic	225,804,614	203,449,957	218,189,291	203,293,733
Effect of dilutive share options and warrants	-	-	-	2,968,113
Weighted average number of ordinary shares-diluted	225,804,614	203,449,957	218,189,291	206,261,846

For the three and nine months ended September 30, 2018, the effect of dilutive securities was anti dilutive given the Company reported a net loss during the periods.

Excluded from the calculation of diluted weighted average shares outstanding for the three and nine months ended September 30, 2017 were 68,941 and 23,451 share-based options, respectively, and 4,000,000 share purchase warrants, that were determined to be anti-dilutive.

12.	Receivables due from related party

Under the JVA, the Company entered into a services agreement with the JV whereby the Company will remain manager and operator of the AGM. In consideration for the Company’s services as manager and operator, the JV will pay the Company an annual fee of $6.0 million. As at September 30, 2018, the Company had a receivable due from the JV in respect of the service fee in the amount of $1.2 million (December 31, 2017 - $nil), net of withholding taxes associated with the annual fee.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

13.	Financial assets

a)	Redeemable preference shares with no fixed redemption date

$
Balance, December 31, 2017	-
Initial recognition of preferred shares at fair value	148,850
Fair value adjustment for the period	2,401
Balance, September 30, 2018	151,251

As part of the JV Transaction (see note 1), the Company subscribed to 204.9 million non-voting fixed redemption price redeemable preferences shares in JV Finco (the “preference shares”). The preference shares were issued at a par value of $1 per redeemable share, resulting in a face value of the preference shares of $204.9 million.

$184.9 million of the preference shares have no fixed redemption date. On closing of the JV Transaction, these preference shares, which are a financial asset, were recognized at fair value using a discounted cash flow model. Management estimated the fair value of the $184.9 million preference shares by discounting $184.9 million of the forecasted future cash flows from the AGM at a discount rate of 6.5%, resulting in a fair value of $148.9 million as at July 31, 2018. As the $184.9 million preference shares have no contractual fixed terms of repayment that arise on specified dates, the preference shares will subsequently be measured at fair value through profit or loss at each reporting period-end. As at September 30, 2018, the Company re-measured the fair value of the redeemable preference shares at $151.3 million, recording a positive fair value adjustment of $2.4 million in finance income for the three and nine months ended September 30, 2018. The $184.9 million preference shares are classified as a Level 3 financial asset in the fair value hierarchy.

b)	Redeemable preference share with determinable redemption date

$
Balance, December 31,2017	-
Initial recognition of preferred shares at fair value	19,231
Accretion income for the period	382
Balance, September 30, 2018	19,613

The remaining $20.0 million of preference shares are redeemable by JV Finco based on an agreed Esaase development milestone, but in any event to be paid by no later than December 31, 2019 (see note 1). On closing of the JV Transaction, the $20.0 million preference shares, which are also a financial asset, were recognized at fair value using a discounted cash flow model. Management estimated the fair value of the $20.0 million preference shares by discounting the contractual future cash flows (assumed to be payable at December 31, 2019) at a discount rate of 2.7%, resulting in a fair value of $19.2 million as at July 31, 2018. Subsequent to initial recognition, these preference shares will be measured at amortized cost. As at September 30, 2018 the amortized cost of the redeemable preference shares amounted to $19.6 million and the Company recognized accretion income of $0.4 million in finance income for the three and nine months ended September 30, 2018.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

14.	Mineral properties, plant and equipment

	Mineral interests
	Depletable $	Non- depletable $	Exploration and evaluation assets $	Plant, buildings and equipment $	Assets under construction $	Corporate assets $	Total $
Cost
As at December 31, 2016	146,145	89,089	12,757	340,962	7,341	723	597,017
Additions	73,486	6,244	328	7,032	39,274	23	126,387
Changes in rehabilitation provision	4,970	(204)	-	-	-	-	4,766
Reclassification of VAT recoverable	2,629	-	-	-	-	-	2,629
Transfers	17,127	(16,592)	-	18,677	(19,212)	-	-
As at December 31,2017	244,357	78,537	13,085	366,671	27,403	746	730,799
Additions	45,497	141	-	2,264	9,084	-	56,986
Changes in rehabilitation provision	556	(558)	-	-	-	-	(2)
Transfers	11,069	(5,959)	-	20,949	(26,059)	-	-
	301,479	72,161	13,085	389,884	10,428	746	787,783
Less: Assets of the Asanko Gold Mine JV (note 4)	(301,479)	(72,161)	(13,085)	(389,884)	(10,428)	(318)	(787,355)
As at September 30 ,2018	-	-	-	-	-	428	428

Accumulated depreciation and depletion
As at December 31,2016	(23,405)	-	-	(31,793)	-	(575)	(55,773)
Depreciation and depletion	(42,354)	-	-	(21,808)	-	(41)	(64,203)
As at December 31 ,2017	(65,759)	-	-	(53,601)	-	(616)	(119,976)
Depreciation and depletion	(34,395)	-	-	(17,200)	-	(31)	(51,626)
Loss associated with loss of control (note 4)	(64,537)	(30,911)	(3,417)	(83,807)	(2,539)	-	(185,211)
	(164,691)	(30,911)	(3,417)	(154,608)	(2,539)	(647)	(356,813)

Less: Assets of the Asanko Gold Mine JV (note 4)	164,691	30,911	3,417	154,608	2,539	325	356,491
As at September 30, 2018	-	-	-	-	-	(322)	(322)

Net book value
At December 31, 2017	178,598	78,537	13,085	313,070	27,403	130	610,823
As at September 30, 2018	-	-	-	-	-	106	106

For the period January 1, 2018 to July 31, 2018, the period during which the Company controlled the AGM, $9.6 million of depreciation and depletion, respectively, was allocated to the cost of inventories.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

14.	Mineral properties, plant and equipment (continued)

(a)	Mineral interests and plant, buildings and equipment

Depletable mineral interests consist of the pits currently being mined by the Company, while non-depletable mineral interests consist of the pits not currently being mined by the Company. Other property, plant and equipment costs related to the construction of non-operating pits of the AGM and the overland conveyor and upgrades to the processing plant are classified as Assets under construction until such time the assets are available for and put into use, at which time the assets will be classified as Plant, buildings and equipment and depreciated in accordance with the Company’s accounting policy for the respective asset class.

(b)	Deferred stripping

For the one month ended July 31, 2018 and the period January 1, 2018 to July 31, 2018, the periods during which the Company controlled the AGM, the Company deferred a total of $1.7 million and $45.5 million of stripping costs, respectively, to depletable mineral interests (three and nine months ended September 30, 2017 - $19.0 million and $42.2 million, respectively). Furthermore, depletion expense of $2.9 million and $10.7 million for the one and seven months ended July 31, 2018, respectively, was charged on deferred stripping assets and was recorded in cost of sales (three and nine months ended September 30, 2017 - $4.0 million and $10.2 million, respectively).

(c)	Asset acquisitions

During the third quarter of 2017, the Company completed the acquisition of the Miradani Gold Project (the "Miradani Project"), which is located adjacent to the AGM. Covering an area of approximately 15km2, the Miradani Project is on an existing mining lease (valid until May 2025) which may enable potential mineral resources to be accelerated to production. The northern boundary of the concession is located approximately 5.5km south of the AGM’s processing plant. The purchase price was paid for in cash and recognized on the balance sheet within exploration and evaluation assets. Future production from the Miradani Project is subject to a 5% royalty payable to the Government of Ghana.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

15.	Long-term debt

	September 30,2018	December 31,2017
	$	$
		Note2(d)
Gross proceeds	150,000	150,000
Accrued interest	13,894	13,894
Loan obligation	163,894	163,894

Deferred financing costs	(16,475)	(16,475)
Interest and withholding taxes paid	(41,390)	(33,197)
Loan accretion	61,095	44,699
Gain on loan modification	(3,230)	(3,230)
	163,894	155,691
Repayment of principal and accrued interest	(163,894)	-
Total debt	-	155,691

Current portion of debt	-	36,451
Non current portion of debt	-	119,240

In 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”), which was fully drawn for a total of $150.0 million plus $13.9 million in unpaid interest that was accrued up to May 2016 (when the loan was modified; see below). The debt was carried at amortized cost and was recorded net of unamortized financing fees of $16.5 million. Interest on the DSFA was calculated on a quarterly basis at a rate of LIBOR +6%, subject to a 1% minimum LIBOR rate which creates an interest rate floor. Interest was paid in advance at the beginning of each quarter. The Company can elect to repay the DSFA, or a portion thereof, early without penalty. The DSFA was fully secured by shares of the Company’s Ghanaian subsidiaries.

During the second quarter 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provided that the first principal repayment will now be payable on July 1, 2018 after which the facility will be repaid in nine equal quarterly installments, with the last repayment on July 1, 2020. The Company continues to pay quarterly interest in advance on the loan facility during the principal deferral period. There were no other changes to the existing debt facility terms. In accordance with IFRS 9, the Company retrospectively recalculated the amortized cost of the modified contractual cash flows with the resulting gain or loss recognized upon adoption of IFRS 9 as of January 1, 2017 (see note 2(d)). A deferral fee of 2% of the loan principal, being $3.3 million, was paid in the second quarter of 2016 commensurate with signing the amendment. The deferral fee was deferred to the loan balance and was being amortized with previously deferred debt financing costs over the remaining life of the DSFA.

Prior to April 1, 2016, all interest and accretion costs were capitalized to assets under construction. Commensurate with the declaration of commercial production, all interest and accretion costs are now charged to the consolidated Statement of Operations and Comprehensive Income (Loss).

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

15.	Long-term debt (continued)

During the one and seven months ended July 31, 2018, being the periods during which the Company controlled the AGM, $nil and $10.0 million of finance expense, respectively, was recorded at a weighted-average effective interest rate of approximately 13.2% (three and nine months ended September 30, 2017 - $4.3 million and $12.5 million, respectively, at a weighted-average effective interest rate of approximately 10.9%) . Additionally, during the one and seven months ended July 31, 2018, the Company paid $1.1 million and $7.8 million in interest to Red Kite, and $nil and $0.5 million in withholding taxes to the Ghana Revenue Authority (“GRA”) in respect of the Red Kite loan, respectively (three and nine months ended September 30, 2017 - $3.1 million and $10.0 million in interest to Red Kite and $0.2 million and $0.7 million in withholding taxes to the GRA, respectively).

On June 22, 2018, the Company obtained from Red Kite a one-month deferral on the first principal repayment due on July 1, 2018 to August 1, 2018. The deferral of the first principal repayment was obtained by the Company to facilitate the closing of the JV Transaction (see note 1). Concurrent with the closing of the JV Transaction, the Company settled the Red Kite debt in full, including all outstanding debt principal and accrued interest, totaling $163.8 million. The Company adjusted the expected life of its long-term debt due to the expected closing of the JV Transaction and recognized accelerated accretion for the seven months ended July 31, 2018 of $6.2 million (note 4), bringing the carrying value of the debt to its maturity value for which it was settled.

16.	Share capital

(a)	Authorized:

-	Unlimited common shares without par value or restrictions; and
-	Unlimited preferred shares without par value or restrictions.

(b)	Issued and outstanding common shares

	Number of shares	Amount
		$
Balance, December 31, 2016	201,829,207	556,256
Issued pursuant to exercise of share based options (note 17(a))	1,620,750	5,185
Balance, December 31, 2017	203,449,957	561,441
Issued pursuant to private placement ,net of share issuance cost (note 16(c))	22,354,657	17,412
Balance, September 30, 2018	225,804,614	578,853

(c)	Private Placement

On April 4, 2018, in connection with the JV Transaction, Gold Fields acquired a 9.9% interest in the Company through a private placement. Under the private placement, the Company issued 22,354,657 common shares of Asanko at a price of approximately $0.79 (C$1.01) per share for gross proceeds of $17.6 million. Concurrent with the completion of the private placement, the Company entered into an investor rights agreement with Gold Fields which provides certain rights to Gold Fields to participate in future Asanko share issuances in order to maintain its 9.9% shareholding for a period of up to five years (see note 1).

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

17.	Equity reserves

(a)	Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 9% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. On May 22, 2017, the Company amended its share-based option plan. All options granted prior to this date vest 25% on the date of grant and 12.5% every three months thereafter for a total vesting period of 18 months. Any options granted subsequent to May 22, 2017 vest 33% every twelve months following the grant date for a total vesting period of three years.

During the nine months ended September 30, 2018, the Company granted 2,689,802 stock options, with a weighted average exercise price of C$1.08 per option, to directors, officers and employees of the Company.

During the three and nine months ended September 30, 2018, the Company recognized share-based payments expense of $0.2 million and $0.8 million of which $nil and $32 was capitalized to mineral properties, respectively (three and nine months ended September 30, 2017 - $0.7 million share-based payment expense of which $0.1 million was capitalized to mineral properties; $3.0 million share-based payment expense of which $0.5 million was capitalized to mineral properties, respectively).

The following table is a reconciliation of the movement in share-based options during the period:

		Weighted average
	Number of Options	exercise price
		C$
Balance, December 31, 2016	14,591,750	2.54
Granted	3,374,000	3.64
Exercised	(1,620,750)	2.75
Cancelled/Expired	(3,766,375)	3.53
Balance, December 31, 2017	12,578,625	2.52
Granted	2,689,802	1.08
Cancelled/Expired	(876,000)	2.97
Balance, September 30, 2018	14,392,427	2.23

The fair value of the share-based options granted is determined using the Black Scholes pricing model.

For all grants during the three months ended September 30, 2018, the expected life, dividend yield and forfeiture rate were 3.72 years, nil and 2.68%, respectively. For all grants during the nine months ended September 30, 2018, the weighted average expected life, dividend yield and forfeiture rate were 3.61 years, nil and 2.56%, respectively.

For all grants during the three months ended September 30, 2017, the weighted average expected life, dividend yield and forfeiture rate were 3.54 years, nil and 1.13%, respectively. For all grants during the nine months ended September 30, 2017, the weighted average expected life, dividend yield and forfeiture rate were 3.44 years, nil and 0.86%, respectively.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

17.	Equity reserves (continued)

Other conditions and assumptions were as follows:

		Weighted	Weighted	Weighted	Weighted average
	Number of	average exercise	average risk free	average	Black Scholes
	options	price	interest rate	volatility	value assigned
Period		C$			C$
Year ended December 31, 2017	3,374,000	3.64	1.55%	64.95%	1.42
Three months ended September 30, 2018	27,802	1.14	2.65%	68.90%	0.58
Three months ended September 30, 2017	325,000	1.11	1.31%	66.82%	0.54
Nine months ended September 30, 2018	2,689,802	1.08	2.36%	68.84%	0.51
Nine months ended September 30, 2017	3,324,000	3.67	0.96%	64.93%	1.41

The following table summarizes the share-based options outstanding and exercisable as at September 30, 2018:

	Total options outstanding			Total options exercisable
Range of exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price C$	Number	Weighted average contractual life (years)	Weighted average exercise price C$
C$1.00-C$2.00	5,234,802	3.43	1.46	2,293,225	2.28	1.93
C$2.01-C$3.00	6,485,625	0.84	2.12	6,481,875	0.84	2.12
C$3.01-C$4.00	2,502,000	3.41	3.97	2,491,375	3.41	3.97
C$4.01-C$5.00	170,000	2.82	4.38	170,000	2.82	4.38
	14,392,427	2.25	2.23	11,436,475	1.72	2.52

(b)	Restricted Share Units (“RSU”)

The Company has an approved Restricted and Performance Share Unit Cash Plan (the “Plan”). Under the Plan, the Company may grant share units from time to time to its directors, officers and employees. RSUs are awards for service which upon vesting and settlement entitle the recipient to receive a cash payment equal to the fair market value of a common share at the vesting date. The Board shall, at its sole discretion, determine any and all vesting conditions of granted RSUs.

During the nine months ended September 30, 2018, the Company granted 2,381,310 RSUs to directors, officers and employees of the Company. For all RSUs granted during the period, the awards vest in three equal tranches over a service period of three years.

The RSUs granted are cash-settled awards and, therefore, represent a financial liability which is required to be marked-to-market at each reporting period-end with changes in fair value recognized in the Statement of Operations and Comprehensive Income (Loss). As at September 30, 2018, the Company recognized a financial liability for cash-settled RSUs of $0.4 million (December 31, 2017 - $nil) and a corresponding share-based compensation expense for the three and nine months ended September 30, 2018 of $0.1 million and $0.5 million, respectively. Of these amounts, $9 and $23 was capitalized to mineral properties, plant and equipment, respectively (three and nine months ended September 30, 2017 - $nil and $nil). For all RSUs granted during the three and nine months ended September 30, 2018, the estimated forfeiture rate was 2.56% .

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

17.	Equity reserves (continued)

The financial liability associated with the cash-settled awards is recorded in accounts payable and accrued liabilities, for amounts expected to be settled within one year, and a separate non-current liability for amounts to be settled in excess of one year. The balance of the RSU liability as at September 30, 2018 associated with officers and employees of the JV is recognized in the balance sheet of the JV (see note 20).

(c)	Warrants

On December 21, 2015, the Company issued 4,000,000 share purchase warrants to Red Kite in conjunction with the drawdown of the final $20.0 million of the loan facility (note 15). The warrants have an exercise price of $1.83 and expire three years from the date of issuance. All of these warrants remain outstanding as of September 30, 2018.

18.	Commitments and contingencies

As at September 30, 2018, the Company had contractual obligations totaling $5.1 million (December 31, 2017 - $297.1 million, including long-term debt). As previously disclosed in note 15, upon closing of the JV Transaction on July 31, 2018, the Company settled the Red Kite debt in full, including all outstanding debt principal and accrued interest, totaling $163.8 million.

The following table reflects the Company’s contractual obligations as they fall due, excluding commitments and liabilities of the JV, as at September 30, 2018:

				At September 30,	At December 31,
	Within 1 year	1- 5years	Over 5years	2018	2017
Long-term debt and related interest and withholding tax payments	-	-	-	-	186,270
Accounts payable and accrued liabilities	4,490	-	-	4,490	47,916
Asset retirement provisions (undiscounted)	-	-	-	-	45,526
Long-term incentive plan (cash-settled awards)	206	166	-	372	-
Mine operating/construction, open purchase orders and operating leases	-	-	-	-	17,431
Corporate operating leases	131	104	-	235	-
Total	4,827	270	-	5,097	297,143

In addition to the above commitments, the Company has provided a parent company guarantee on the unfunded portion of the AGM’s reclamation bond in the amount of $6.8 million.

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company’s financial condition or future results of operations.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

19.	Supplemental cash flow information

The following table discloses non-cash transactions impacting the Statements of Cash Flows. Note that the table below includes the results for the AGM from January 1, 2018 to July 31, 2018, being the period during which the Company controlled the AGM, but does not include the results of the AGM from August 1, 2018 to September 30, 2018:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017

	$	$	$	$
Change in asset retirement provisions included in mineral properties, plant and equipment	-	356	(2)	765
Change in accounts payable related to mineral properties, plant and equipment	(1,437)	3,924	3,028	6,132
Reclassification to (from) mineral properties, plant and equipment from (to) VAT receivable	-	1,856	-	2,629
Share-based compensation included in mineral properties, plant and equipment	-	119	46	544

Changes in non-cash working capital consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Receivables	(6,414)	(694)	(5,961)	(753)
VAT receivable	(1,890)	7,436	(4,132)	10,434
Prepaid expenses	(240)	489	(59)	425
Inventories	1,450	(2,062)	(17,691)	(6,796)
Accounts payable and accrued liabilities	4,071	3,810	(1,877)	(1,646)
Total	(3,023)	8,979	(29,720)	1,664

Note that the table above includes the results for the AGM from January 1, 2018 to July 31, 2018, being the period during which the Company controlled the AGM, but does not include the results of the AGM from August 1, 2018 to September 30, 2018

20.	Investment in Joint Venture

As at September 30, 2018, the Company’s 45% interest in the Asanko Gold Mine was accounted for using the equity method. The following table summarizes the change in the carrying amount of the Company’s investment in the joint venture:

Asanko Gold
Mine JV
$
Balance, January 1,2018	-
Initial recognition of investment in joint venture	127,314
Company's share of net earnings of joint venture	256
Balance, September 30, 2018	127,570

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

20.	Investment in Joint Venture (continued)

The Company’s share of the net earnings of the JV was $0.3 million for the three and nine-month periods ended September 30, 2018 (three and nine months ended September 30, 2017 - $nil and $nil).

Summarized financial information for the Company's investment in the JV, on a 100% basis, including fair value adjustments made at the time of formation, is outlined in the table below. Note that for the seven months ended July 31, 2018, the Company controlled the AGM and therefore the financial results during this period have been included in the Company’s consolidated Statement of Operations and Comprehensive Income (Loss). For the two months ended September 30, 2018, the Company did not control the AGM and therefore the financial results during this period have not been consolidated in the Company’s interim financial statements, rather the Company recognized its 45% share of the net earnings of the AGM from August 1, 2018 to September 30, 2018 in the Statement of Operations and Comprehensive Income (Loss).

All disclosures in this note 20 are on a 100% basis, unless otherwise indicated.

		Asanko Gold Mine JV (100% basis, unless other wise indicated)
		Seven months ended	Two months ended	Three months ended	Nine months ended
		July 31, 2018	September 30, 2018	September 30, 2018	September 30, 2018
	Notes	$'000	$'000	$'000	$'000
Revenues	(i)	161,918	47,731	78,396	209,649
Production costs	(ii)	(79,008)	(28,583)	(48,772)	(107,591)
Depreciation and depletion		(41,944)	(13,484)	(25,135)	(55,428)
Royalties		(8,096)	(2,386)	(3,919)	(10,482)
Income from mine operations		32,870	3,278	570	36,148
Exploration and evaluation expenditures		(2,333)	(425)	(734)	(2,758)
General and administrative expenses		(4,566)	(1,696)	(2,016)	(6,262)
Income (loss) from operations		25,971	1,157	(2,180)	27,128
Fair value adjustment associated with JV Transaction	(iii)	(126,697)	-	(126,697)	(126,697)
Finance income		98	78	84	176
Finance expense		(10,403)	(453)	291	(10,856)
Foreign exchange gain		135	246	194	381
Income (loss) before taxes		(110,896)	1,028	(128,308)	(109,868)
Current income tax expense	(iv)	19	-	-	19
Deferred income tax expense	(iv)	11,430	460	460	11,890
Net income (loss) of the JV for the period		(122,345)	568	(128,768)	(121,777)

The Company has provided the following incremental disclosures for stakeholders to evaluate the financial performance of the AGM.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

20.	Investment in Joint Venture (continued)

(i)	Revenues

In 2013, concurrent with the debt project financing (see note 15), AGGL entered into an Offtake Agreement with Red Kite with the following details:

-	Sale of 100% of the future gold production from the AGM up to a maximum of 2.2 million ounces to Red Kite;
-	Red Kite to pay for 100% of the value of the gold ten business days after shipment.
-	A provisional payment of 90% of the estimated value will be made one business day after delivery;
-	The gold sale price will be a spot price selected during a nine-day quotational period following shipment of gold from the mine; and
-	Should AGGL wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the Red Kite debt arrangement as well as the amount of gold delivered under the Offtake Agreement at the time of termination.

The AGM sold 65,267 and 165,951 ounces of gold to Red Kite during the three and nine months ended September 30, 2018, respectively, in accordance with an Offtake Agreement (three and nine months ended September 30, 2017 – 50,241 and 156,519 ounces, respectively).

Included in revenue is $0.2 million and $0.6 million relating to by-product silver sales for the three and nine months ended September 30, 2018, respectively (three and nine months ended September 30, 2017 - $0.2 million and $0.6 million, respectively).

As of September 30, 2018, 528,690 ounces have been delivered to Red Kite under the offtake agreement (September 30, 2017 – 313,179 ounces). The Offtake Agreement will not be affected by the JV Transaction and will remain in effect until all outstanding ounces have been delivered to Red Kite or AGGL elects to terminate the offtake and pay the associated fee.

(ii)	Production costs

The following is a summary of production costs by nature, on a 100% basis, incurred during the relevant periods ended September 30, 2018:

	Asanko Gold Mine JV(100% basis)
	Seven months ended	Two months ended	Three months ended	Nine months ended
	July 31, 2018	September 30, 2018	September 30, 2018	September 30, 2018
	$'000	$'000	$'000	$'000
Raw materials and consumables	30,401	9,648	13,256	40,049
Salary and employee benefits	12,713	3,974	5,900	16,687
Contractors (net of deferred stripping costs)	47,998	17,895	30,288	65,893
Change in stock pile, gold-in-process and gold dore inventories	(15,934)	(5,081)	(3,460)	(21,015)
Insurance, government fees, permits and other	3,473	2,073	2,714	5,546
Share-based payments	357	74	74	431
Total production costs	79,008	28,583	48,772	107,591

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

During the quarter ended September 30, 2018, the AGM recognized a $14.1 million adjustment to the carrying value of its stockpile inventory in order to reflect the net realizable value of lower-grade ore that has been added to stock during the period, $7.9 million of which was recorded as production costs.

20.	Investment in Joint Venture (continued)

The AGM is party to an operating lease for mining services performed by a contractor. The lease term is until December 31, 2020 and there are no specific renewal terms attached to the lease.

All of the AGM’s concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. The Company’s Akwasiso mining concession is also subject to a 2% net smelter return royalty payable to the previous owner of the mineral tenement.

(iii)	Fair value adjustment associated with JV Transaction

Of the $143.3 million after-tax consolidated loss associated with loss of control (see note 4), an after-tax amount of $126.7 million was recognized in records of the AGM as follows:

$
Mineral properties, plant and equipment	(154,675)
Deferred income tax liability	34,204
(120,471)
Accelerated accretion on long-term debt (note 15)	(6,226)
Loss associated with loss of control of former Ghanaian subsidiaries	(126,697)

(iv)	Income taxes

Income taxes are assessed based on annual results and, accordingly, determining the tax expense for an interim period involves estimating the likely effective tax rate for the year. Income tax expense cannot be exactly calculated until the end of the financial year when all allowances and taxable items are known. Consequently, calculating income taxes on the basis of the results of an interim period, in isolation, could result in recognizing a tax expense that is inconsistent with the manner in which tax is ultimately borne by the AGM. Therefore, the calculation of the effective tax rate has been based on an estimate of the tax expense for the current fiscal year expressed as a percentage of the expected accounting profit or loss. This percentage is then applied to net income (loss) for the current interim period, and the resulting tax expense is recognized ratably over the year as a whole.

For the period August 1, 2018 to September 30, 2018, the AGM recognized a deferred tax expense of $0.5 million. The deferred income tax expense arose due to timing differences with respect to tax and accounting depreciation on the AGM’s mineral properties, plant and equipment.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

20.	Investment in Joint Venture (continued)

The assets and liabilities of the Asanko Gold Mine JV, on a 100% basis, as at September 30, 2018 were as follows:

		Asanko Gold Mine
	Note	$
Assets
Current assets
Cash and cash equivalents		30,431
Receivables		1,319
Inventories	(iv)	70,306
Prepaid expenses and deposits		3,102
VAT receivable		6,649
		111,807
Non current assets
Inventories	(iv)	2,245
Reclamation deposit	(v)	1,872
Exploration and evaluation assets		9,754
Mineral properties, plant and equipment	(vi)	467,996
		481,867
Total assets		593,674
Liabilities
Current liabilities
Accounts payable and accrued liabilities		45,401
Non-current liabilities
Long-term incentive plan liability		156
Asset retirement provisions		31,331
Deferred income tax liability		460
Financial liabilities		369,880
Total liabilities		447,228
Equity		146,446
Total liabilities and equity		593,674

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

20.	Investment in Joint Venture (continued)

The Company has provided the following incremental disclosures for stakeholders to evaluate the financial condition of the AGM. All amounts in the following tables are on a 100% basis.

(v)	Inventories

The following is a summary of inventories held by the AGM, on a 100% basis, as at September 30, 2018:

September 30, 2018
$
Gold dore on hand	1,756
Gold-in-process	5,134
Ore stockpiles	49,311
Materials and spare parts	16,350
Total inventories	72,551
Less non-current inventories:
Ore stockpiles	(2,245)
70,306
Total current inventories	70,306

During the quarter ended September 30, 2018, the AGM recognized a $14.1 million adjustment to the carrying value of its stockpile inventory in order to reflect the net realizable value of lower-grade ore that has been added to stock during the period, $7.9 million of which was recorded as production costs and $6.2 million as depreciation expense.

(vi)	Reclamation deposit

The AGM is required to provide security to the Environmental Protection Agency of Ghana (“EPA”) for the performance by the AGM of its reclamation obligations in respect of the Abriem, Abore and Adubea mining leases. The initial security totaled $8.5 million and comprised a reclamation deposit in the amount of $1.7 million and a bank guarantee of $6.8 million. The reclamation deposit accrues interest and is carried at $1.9 million at September 30, 2018 (December 31, 2017 - $1.8 million).

The AGM deposited the Reclamation Deposit in a Ghanaian Bank in the joint names of the AGM and the EPA. The reclamation deposit matures annually, but the AGM is required to reinstate the deposit until receiving a final reclamation completion certificate from the EPA. The AGM is expected to be released from this requirement 45 days following the third anniversary of the date that the AGM receives a final completion certificate.

(vii)	Mineral properties, plant and equipment

Deferred stripping

During the period August 1, 2018 to September 30, 2018, the AGM deferred a total of $6.3 million of stripping costs to depletable mineral interests. During the same period, depletion expense of $6.5 million was charged on deferred stripping assets and was recorded in production costs.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

20.	Investment in Joint Venture (continued)

Depreciation and depletion

During the period August 1, 2018 to September 30, 2018, the AGM recognized depreciation and depletion expense of $16.6 million, of which $3.8 million was allocated to the cost of inventories.

The cash flows of the AGM, on a 100% basis, for the period August 1, 2018 to September 30, 2018 were as follows:

	Seven months ended	Two months ended	Three months ended	Nine months ended
	July 31, 2018	September 30, 2018	September 30, 2018	September 30, 2018
	$	$	$	$
Operating cash flow before working capital changes	67,674	14,975	21,929	82,649
Net cash provided by operating activities after working capital changes	41,242	18,372	21,150	59,614
Net cash used in investing activities	(53,039)	(11,099)	(14,427)	(64,138)
Net cash provided by (used in) financing activities	12,849	61	5,070	12,910

21.	Segmented information

Geographic Information

As at September 30, 2018, the Company has only one reportable operating segment being the corporate head office in Canada. However, prior to the JV Transaction, the Company had two reportable segments during the period. Ghana was the Company’s only segment with mining operations with Canada acting as a head office function.

Total assets in Ghana includes the Company's 45% interest in the Asanko Gold Mine JV. The operating results presented below include the results of the AGM up to July 31, 2018, the date on which the Company ceased to control the AGM.

Geographic allocation of total assets and liabilities

September 30, 2018	Canada	Ghana	Total
	$	$	$
Total assets	15,967	298,434	314,401
Total liabilities	4,861	-	4,861

December 31, 2017	Canada	Ghana	Total
	$	$	$
Total assets	27,729	681,056	708,785
Total liabilities	1,704	274,474	276,178

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

21.	Segmented information (continued)

Geographic allocation of the Statement of Operations and Comprehensive Income

For the three months ended:

September 30, 2018
	Canada	Ghana	Total
	$	$	$
Revenue	-	30,665	30,665
Company's share of net earnings in JV	-	256	256
Net loss before tax	(583)	(521)	(1,104)
Current income tax expense	(121)	-	(121)
Deferred income tax expense	-	-	-
Net income (loss) after tax	(704)	(521)	(1,225)

The preceding table includes the financial results of the AGM for the month ended July 31, 2018, being the period during which the Company controlled the AGM, but does not include the results of the AGM from August 1, 2018 to September 30, 2018, other than the Company’s share of the net earnings in the JV.

September 30, 2017
	Canada	Ghana	Total
	$	$	$
Revenue	-	63,714	63,714
Net income (loss) before tax	(2,636)	11,313	8,677
Current income tax expense	-	-	-
Deferred income tax expense	-	(3,671)	(3,671)
Net income (loss) after tax	(2,636)	7,642	5,006

For the nine months ended:

September 30, 2018
	Canada	Ghana	Total
	$	$	$
Revenue	-	161,918	161,918
Company's share of net earnings in JV	-	256	256
Net loss before tax	(5,836)	(121,993)	(127,829)
Current income tax expense	(1,068)	(19)	(1,087)
Deferred income tax expense	-	(11,430)	(11,430)
Net loss after tax	(6,904)	(133,442)	(140,346)

The above table includes the financial results of the AGM for the period January 1, 2018 to July 31, 2018, being the period during which the Company controlled the AGM, but does not include the results of the AGM from August 1, 2018 to September 30, 2018, other than the Company’s share of the net earnings in the JV.

ASANKO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
Expressed in Thousands of United States Dollars unless otherwise stated

21.	Segmented information (continued)

September 30, 2017
	Canada	Ghana	Total
	$	$	$
Revenue	-	193,436	193,436
Net income (loss) before tax	(7,580)	30,448	22,868
Current income tax expense	-	-	-
Deferred income tax expense	-	(9,047)	(9,047)
Net income (loss) after tax	(7,580)	21,401	13,821